SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         Hydro-Quebec International Inc.
                        (Name of foreign utility company)

                         Hydro-Quebec International Inc.
    (Name of filing company, if filed on behalf of a foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Hydro-Quebec International Inc. ("HQI") files this form to notify the Securities and Exchange Commission that it is a foreign utility company within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     HQI, located at 75 Rene Levesque Blvd. West, Montreal, Canada, H2Z 1A4, is a direct subsidiary of Hydro-Quebec, a Crown corporation in the right of Quebec and a company formed under the laws of the Province of Quebec, Canada. HQI currently owns directly or indirectly through subsidiary companies the following operating or proposed foreign utility projects:

1.   SENEGAL

     Under a 25-year  Concession  and  License  Contract  with the  Republic  of
Senegal, SENELEC, a Senegalese corporation, provides electric transmission services and some electric generation and distribution services throughout Senegal. HQI owns 50 % of the shares of a French corporation, Senegalaise d'Investissement SI. The other shareholder of the Senegalaise d'Investissement SI is ELYO S.A., a French company. Senegalaise d'Investissement SI owns 34% of the shares of SENELEC.

2.   PANAMA

     HQI indirectly holds an interest in a 300 MW hydroelectric power plant in Panama. HQI owns 66 % of the shares of HQI Latin America Ltd., a British Virgin Islands' corporation. The other shareholder of HQI Latin America Ltd. is the Fonds de Solidarite des Travailleurs du Quebec ("FSTQ"), a Quebec corporation organized in accordance with a law of the Province of Quebec, Canada. HQI Latin America Ltd. owns 50.1 % of the voting shares of Americas Holding Corp., a Panamanian corporation. The other shareholder of Americas Holding Corp. is Coastal Power Panama Investor, a Panamanian corporation which is an affiliate of Coastal Power of the United States.

     Americas Holding Corp. owns 100 % of the shares of Americas Generation Corp., a Panamanian corporation. Americas Generation Corp. owns 49 % of the shares of Empresa de Generacion Electrica Fortuna S.A. ("EGE Fortuna"), a Panamanian corporation. The Republic of Panama owns approximately 50.1 % of the shares of EGE Fortuna and the rest of the shares are owned by the employees of EGE Fortuna. EGE Fortuna owns a 300 MW hydroelectric power plant in Panama.

3.   PERU

     Consorcio TransMantaro SA is executing a build-own-operate-transfer contract with the State of Peru related to a 300 MW electric transmission line linking the northern and southern electricity system of Peru. The line would be approximately 600 km long. HQI owns 53.3 % of the shares of Consorcio TransMantaro SA, a Peruvian corporation. The other shareholders of Consorcio TransMantaro SA are the FSTQ (26.7%), ETECEN, a Peruvian corporation (15 %), and Grana y Montero, a Peruvian corporation (5 %).

4.   COSTA RICA

     HQI indirectly holds an interest in a 10.5 MW hydroelectric power plant in Costa Rica. HQI owns 50 % of the shares of Hydroelectrica Rio Lajas SA ("HRL"), a Costa Rican corporation. The other shareholder of HRL is Corporacion the Inversiones Abonos Superior SA, a Costa Rican corporation. HRL owns the 10.5 MW hydroelectric power plant in Costa Rica.

5.   CHINA

     Through its direct subsidiary HQI China Ltd., and its 20% equity interest in Meiya Power Co., Ltd. ("Meiya Power"), HQI has an interest in four projects in China;

     o    the Fushi Hydropower Facility,
     o    the Nantong Coal-Fired Cogeneration Facility
     o    the Shanghai Blast Furnace Gas Project, and
     o    the Qinshan Hydro Power Station.

Each of the projects is described below.

     Fushi Hydropower Facility

     PSEG Rongjiang Hydropower Ltd. ("Rongjiang Hydropower"), owns the Fushi Hydropower Facility (the "Fushi Facility") through two subsidiary companies, Guangxi Rongjiang Meiya Hydropower Company Ltd. ("GRMHC"), and Guangxi Rongjiang Meiya Company Ltd. ("GRM"). The Fushi Facility is a 54 MW run-of-the-river hydropower station, consisting of three 18 MW hydro-turbine generators and associated dam and civil structures. Both GRMHC and GRM are Sino-Foreign Cooperative Joint Ventures formed under the laws of the Peoples Republic of China ("PRC"). For PRC regulatory reasons, the generating facilities are owned by GRMHC while the associated dam and civil facilities are owned by GRM. Rongjiang Hydropower owns an 80% interest in the voting securities of GRMHC and a 55% interest in the voting securities of GRM. The Fushi Facility is located along the Rongjiang River, Liuzhou Prefecture, Guangxi Zhuang Autonomous Region, the PRC. All of the electrical energy generated at the Fushi Facility (except for in-plant use) will be sold at wholesale to the Guangxi Provincial Power Company.

     Nantong Coal-Fired Cogeneration Facility

     Nantong Energy Heat & Power Co., Ltd. ("Nantong Energy"), owns the Nantong Coal-Fired Cogeneration Facility (the "Nantong Facility"), a 3x12 MW coal-fired cogeneration facility consisting of three 75-ton coal-fired boilers and two 12 MW steam turbine generators and the associated steam pipeline facilities. The Nantong Facility is located within the Nantong Municipal Economic &
Technological Development Zone at the outskirts of Nantong City, Jiangsu Province, the Peoples Republic of China. All of the electrical energy generated by the Facility (except for in-plant use) will be sold at wholesale to the Jiangsu Provincial Electric Power Company. Retail sales of steam will be made to local industrial users in the general vicinity of the Facility.

     Meiya Electric Asia, Ltd. ("MEA"), owns a 92% interest in the voting securities of Nantong Energy. Nantong Energy is a Sino-Foreign Cooperative Joint Venture formed under the laws of the PRC. MEA is wholly owned by Meiya Power International Holdings I, Limited, which, in turn, is wholly owned by Meiya Power China Holdings Limited., which is wholly owned by Meiya Power.

     Shanghai Blast Furnace Gas Project

     Shanghai Wei-Gang Energy Company Ltd. ("Shanghai Energy"), owns the Shanghai Blast Furnace Gas Project, a 50 MW blast furnace gas-fired captive power plant, consisting of a single 220 TPH blast furnace gas-fired boiler and a 50 MW condensing steam turbine generator and the associated blast furnace gas handling and storage facilities (the "Shanghai Facility"). The Shanghai Facility is located within the production base of Shanghai No. 1 Iron and Steel Company ("No. 1 Steel") in Baoshan District of Shanghai, the PRC. All of the electrical energy generated by the Shanghai Facility (except for in-plant use) will be sold to No. 1 Steel.

     No. 1 Steel owns a 35% interest in Shanghai Energy and CanAm Energy China Holdings LLC ("Can Am") owns the remaining 65% interest. CanAm is 50% owned by Meiya Power's wholly-owned subsidiary PSEG Shanghai BFG Company. Shanghai Energy is a Sino-Foreign Cooperative Joint Venture formed under the laws of the PRC.

     Qinshan Hydro Power Station

     Hunnan C.C. Power Limited is constructing a 20 MW hydroelectric power plant in China. HQI owns 30 % of the shares of Hunnan C.C. Power Limited, the other shareholder of Hunnan C.C. Power Limited are Lishui Hydro and Power Corporation (23 %), China International Water and Electric Company (24 %) and Qinshan Hydro Power Station (23 %).

6.   GUINEA

     Under a concession agreement with the Republic of Guinea and ENELGUI, a public company of Guinea, the Societe Guineenne d'Electricite, a Guinean corporation, operates the electric generation, transmission and distribution system in Guinea. HQI owns 33 % of the shares of the Societe Guineenne d'Electricite. Its other shareholders are EDF International, a subsidiary of Electricite de France, a French corporation (16,5 %), SAUR International, a French Corporation (16,5 %) and ENELGUI (34 %).

7.   AUSTRALIA

     The Directlink Project is a 180 MW HVDC underground transmission line interconnecting the bulk power supply systems in the Australian states of New South Wales and Queensland. The line is approximately 65 km long. Directlink also includes two HVDC converter terminals and associated equipment. Directlink interconnects the HVDC converter terminals at Mullumbimby, in New South Wales with Terranora, located south of Tweed Heads on the Queensland-New South Wales border. Directlink is an unincorporated joint venture between Emmlink Pty. Ltd. (a subsidiary of NorthPower, a state owned utility in New South Wales) and HQI Australia ("HQIA"), a limited partnership under the laws of Quebec, Canada. Its partners are HQI Australia, Inc., the general partner (with 66.6% ownership) and wholly-owned subsidiary of HQI, and FSTQ, a limited partner (33% ownership).

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     Vermont Gas Systems, Inc. ("Vermont Gas") is an indirect public-utility subsidiary of Noverco Inc. ("Noverco"), which in turn, is partly owned by Hydro Quebec. The Commission has exempted the holding company subsidiaries of Noverco under Section 3(a)(5) of the Act in connection with the ownership of Vermont Gas. See Gaz Metropolitain, Inc., Holding Co. Act Release No. 26170 (Nov. 23,
1994). Noverco and Hydro Quebec are exempt from the Act by operation of Rule 10 thereunder. Vermont Gas has no direct or indirect ownership interest in HQI, nor will it pay any portion of the purchase price for Hydro Quebec's interest in HQI or HQI's foreign utility projects.

Exhibit A. The  certification of the Vermont Public Service Board ("VPSB") under
Section 33(a)(2) of the Act, dated May 26, 2000, is attached. The VPSB is the only state commission having jurisdiction over the retail gas rates of Vermont Gas.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          /s/ Paul Robillard
                                          ----------------------------
                                          Paul Robillard
                                          Treasurer
                                                on behalf of
                                          Hydro-Quebec International

Date:   October 12, 2000

                                  EXHIBIT INDEX

A. Certification of the Vermont Public Service Board Under Section 33(a)(2) of the Act dated May 26, 2000.

Exhibit A

112 State Street                   [SEAL]   TTY/TDD (VT) 1-800-734-8390
Drawer 20                                   Fax:  (802) 828-3351
Montpelier, VT  05620-2701                  E-Mail:  clerk@psb.state.vt.us
Tel.:  (802) 828-2358                       Internet: http://www.state.vt.us/psb
                                                      --------------------------

                                State of Vermont
                              Public Service Board

                                  May 26, 2000

Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C.  20549

               Re:  Vermont Gas Systems, Inc.

Dear Mr. Katz:

     On May 17, 2000, the Vermont Public Service Board ("Board") received a request to issue a certificate pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. ss. 79z-5b, to enable indirect parent companies of Vermont Gas Systems, Inc. ("VGS") to invest in certain foreign utility holding companies ("FUCOs"). Representatives of VGS' indirect parent companies informed us that the certification is intended to be used in connection with the filing of a notice with the Securities and Exchange Commission that such foreign utility companies satisfy the requirements for exemption under Section 33 of the Act.

     VGS is presently the sole natural gas company operating within the State of Vermont, providing natural gas service to approximately 30,000 customers in northwestern Vermont. VGS is the principal subsidiary of Northern New England Gas Corporation, which is, in turn, owned by Gaz Metropolitain, Inc., one of Canada's largest gas companies.

     Pursuant to Title 30 of the Vermont statutes, VGS is subject to the jurisdiction of the Board. Title 30 provides the Board with ample authority to regulate VGS and to protect the interests of the ratepayers. Vermont law also provides specific authority allowing the Board to regulate the acquisition of VGS by other companies, specifically requiring Board approval any time a company, including a foreign company, acquires a controlling interest in utilities subject to regulation by the Board, such as VGS.

     Moreover, the Board can certify that we intend to vigorously exercise our jurisdiction to protect ratepayers, as we have done in the past. The Board regularly examines the rates VGS charges its customers and reviews the construction of transmission lines. We recognize that the affiliation with other companies requires careful regulatory oversight in order to protect against cross-subsidies and other risks. As the then Board Chair observed in a 1988 letter filed with the Commission, these concerns:

               . . . have been addressed through recent legislative action and through discussion leading to commitments by VGS concerning accounting separations, affiliated transactions and similar issues central to our traditional regulation of the local distribution utility.

VGS reaffirmed its commitments in these areas in 1991.

     For the foregoing reasons, the Board hereby certifies that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise that authority to the full extent necessary to effectuate such purposes.

                                       Very truly yours,

                                       /s/ Michael H. Dworkin

                                       Michael H. Dworkin
                                       Chairman